                                                                      Exhibit 11


                     COMPUTER NETWORK TECHNOLOGY CORPORATION

       Statement Re: Computation of Net Income Per Basic and Diluted Share
                      (in thousands, except per share data)
                                   (Unaudited)


                                                           Weighted Average
                                                               Shares          Per Share
                                               Net Income    Outstanding         Amount
                                               ----------    -----------        -------
Three Months Ended March 31,

1999:
    Basic                                        $2,697         22,481         $   .12
    Dilutive effect of employee stock purchase
    awards and options(1)                          --            2,722            (.01)
                                                 ------         ------         -------
    Diluted                                      $2,697         25,203         $   .11
                                                 ======         ======         =======


1998:
    Basic                                        $  369         22,106         $   .02
    Dilutive effect of employee stock purchase
    awards and options(1)                           --             137              --
                                                 ------         ------         -------
    Diluted                                      $  369         22,243         $   .02
                                                 ======         ======         =======

(1) For the three months ended March 31, 1999 and 1998, potential dilutive securities primarily consisting of outstanding stock options and shares issuable under the employee stock purchase plan are included in the computation of diluted net income per share using the treasury stock method.